EXHIBIT 12
PEPSIAMERICAS, INC.
STATEMENT OF CALCULATION
OF RATIO OF EARNINGS TO FIXED CHARGES
(in millions, except ratios)

	Fiscal Years
	2007		2006		2005		2004		2003
Earnings:
Income before income taxes, minority interest, and equity in net earnings (loss) of nonconsolidated companies	$326.3		$243.0		$298.5		$282.3		$240.5
Fixed charges	121.3		114.0		104.8		73.4		84.4

Earnings as adjusted	$447.6		$357.0		$403.3		$355.7		$324.9

Fixed Charges:
Interest expense	$112.4		$105.2		$93.4		$65.1		$77.5
Portion of rents representative of interest factor	8.9		8.8		11.4		8.3		6.9

Total fixed charges	$121.3		$114.0		$104.8		$73.4		$84.4

Ratio of Earnings to Fixed Charges	3.7	x	3.1	x	3.8	x	4.8	x	3.8	x